U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 29, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
ActivePassive U.S. Equity ETF (S000075229)
ActivePassive International Equity ETF (S000075230)
ActivePassive Intermediate Municipal Bond ETF (S000075231)
ActivePassive Core Bond ETF (S000075232)

Dear Ms. Lithotomos,

This correspondence responds to the oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2024 with respect to the Preliminary Proxy Statement filed by the Trust, on behalf of its series, ActivePassive Core Bond ETF, ActivePassive Intermediate Municipal Bond ETF, ActivePassive International Equity ETF and ActivePassive U.S. Equity ETF (each, a “Fund,” and collectively, the “Funds”) on October 18, 2024.

For your convenience in reviewing the Trust’s responses, the Staff’s comments are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Preliminary Proxy Statement.

General Comments

1.Staff Comment: Please add a discussion relating to Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), and state that the requirements of Section 15(f)will be satisfied.

Response: The Trust responds that Section 15(f) of the 1940 Act provides a non-exclusive safe harbor under which the owner of an investment adviser to a registered investment company may sell an ownership interest in the investment adviser without violating its fiduciary duty to the investment company, if the conditions of the section are satisfied. Section 15(f) of the 1940 Act does not impose any requirements, and does not impose any duties on a registered investment company board to make findings or otherwise. An adviser can claim the safe harbor against allegations that its sale of ownership interests in the adviser violated its fiduciary duty to the investment company and its shareholders if the conditions of the section are satisfied. As described in the Preliminary Proxy Statement, Envestnet, Inc. (the “Company”), the parent company of the Funds’ investment adviser Envestnet Asset Management, Inc. (“Envestnet”), agreed to be acquired by vehicles managed or advised by Bain Capital Private Equity, LP, a Delaware limited partnership and private equity firm (“Bain”), and certain minority co-investors, pursuant to which Bain will acquire, through its ownership of the Company, a majority ownership equity stake in Envestnet (the “Transaction”). .The Trust is not a party to the agreement between Bain and the Company and the Trust made no related commitments and established no requirements in that regard. Pursuant to Section 15(c) of the 1940 Act, the Trust’s Board of Trustees (the “Board”) requested and evaluated relevant information about the proposed change of ownership of Envestnet and the proposed New Investment Advisory Agreement for the Funds. The Board approved the New Investment Advisory Agreement and recommended that shareholders of each Fund approve the New Investment Advisory Agreement. The Board is not in a position to make a specific finding regarding whether Bain and the Company will implement the Transaction in accordance with the requirements of the safe harbor in Section 15(f). The Trust notes, however, that the Board currently satisfies the requirement in Section 15(f)(1)(A) of the 1940 Act in that the Board is entirely comprised of trustees who are not interested persons of Envestnet, the Company or Bain. With regard to Section 15(f)(1)(B) and the imposition of any unfair burden, the Trust notes that each of the Funds operates under a unitary fee structure under which Envestnet pays all expenses of the Fund except for Excluded Expenses (as defined in the Preliminary Proxy Statement) in exchange for a single management fee, and any change to a Fund’s unitary fee structure would require shareholder approval. Accordingly, the Trust does not anticipate any unfair burden for a period of two years following the closing of the Transaction.

In order to be responsive to the Staff’s comment, the Trust will add the following disclosure regarding Section 15(f) of the 1940 Act as follows:

“Other Legal Requirements under the 1940 Act

Section 15(f) of the 1940 Act provides a safe harbor that, when a transaction occurs, such as the proposed change in control of the Adviser, the investment adviser or any of its affiliated persons are permitted to receive any amount or benefit in connection with the change in control as long as two conditions are satisfied.

The first condition specifies that no “unfair burden” may be imposed on a Fund managed by the investment adviser as a result of the transaction relating to the change of control, or any express or implied terms, conditions or understandings. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the Transaction occurs whereby the investment adviser (or its predecessor or successor investment adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Trust is not aware of any arrangement relating to the Transaction that might result in the imposition of an “unfair burden” on the Funds as a result of the Transaction and the Trust’s Board of Trustees will not knowingly approve any arrangement which would impose an “unfair burden” on the Funds.

The second condition specifies that, during the three-year period immediately following consummation of the transaction, at least 75% of the Board must be composed of Independent Trustees (i.e., not “interested persons” as that term is defined under the 1940 Act of the Adviser). The Board currently meets this 75% requirement and anticipates meeting this requirement for the required three-year period following the closing of the Transaction.”

Questions and Answers

2.Staff Comment: Please further discuss and clarify what will happen if the shareholders of a Fund do not approve the proposed New Investment Advisory Agreement.

Response: The Trust responds by modifying the disclosure in the 8th paragraph under “Background and Legal Requirements in Approving the New Investment Advisory Agreement” as follows:

“If a Fund’s shareholders do not approve Envestnet as the investment adviser within 150 days after the effective date of the Interim Investment Advisory Agreement, the Board will have to consider other alternatives for such Fund, including, but not limited to, consideration of appointing another investment adviser to manage such Fund, seeking exemptive relief from the SEC to permit Envestnet to continue managing such Fund, or liquidating such Fund. If the expiration date of the Interim Investment Advisory Agreement is approaching and shareholders of a Fund have not approved the New Investment Advisory Agreement, the Board will evaluate all pertinent facts and circumstances in determining an option that is in the best interests of the shareholders of such Fund. If a majority of the outstanding voting securities of a Fund have not yet approved the New Investment Advisory Agreement at that time but the votes submitted by shareholders have been in favor of the New Investment Advisory Agreement, the Board will consult with Envestnet and Broadridge Financial Solutions, Inc. (“Broadridge”), the party Envestnet has retained to assist with proxy solicitation, regarding the likelihood that approval of the New Investment Advisory Agreement could be obtained with additional solicitation subsequent to an extension of the Interim Investment Advisory Agreement. In that case, the Trust may seek relief from the SEC to extend the Interim Investment Advisory Agreement for an additional period to allow for additional solicitation. Alternatively, if the expiration date of the Interim Investment Advisory Agreement is approaching with respect to a Fund and the Board, Envestnet and Broadridge do not believe that shareholder approval of the New Investment Advisory Agreement could be obtained with respect to such Fund, even with additional solicitation, the Board will consider other options such as appointment of a new investment adviser to such Fund, or liquidation of such Fund.”

Proxy Statement

3.Staff Comment: Please indicate in the proxy statement that there are no fees waivers in effect.

Response: The Trust respectfully declines to add the requested disclosure. Given that each Fund operates under a unitary management fee which effectively caps operational expenses for the Fund, the Trust does not believe such disclosure is necessary or beneficial to Fund shareholders.

4.Staff Comment: Please complete all missing or bracketed information.

Response: The Trust responds by including all missing or bracketed information.

Proxy Card

5.Staff Comment: Please confirm supplementally that shareholders will receive a separate proxy card for each Fund.

Response: The Trust confirms that shareholders will received a separate proxy card for each Fund.

6.Staff Comment: Please make the second sentence of the proxy card appear in bold.

Response: The Trust responds by making the sentence appear in bold font.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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